Exhibit 99.1

Silicon Motion Announces Second Quarter Results

for the Period Ended June 30, 2010

Second Quarter 2010

Financial Highlights

•	Net sales increased 25% quarter-over-quarter to US$32.5 million from US$26.0 million in 1Q10

•	Gross margin excluding stock-based compensation increased to 47.7% from 47.1% in 1Q10

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items increased to US$13.0 million from US$12.0 million in 1Q10

•	Operating margin excluding stock-based compensation, acquisition-related charges, and other items increased to 7.6% from 0.9% in 1Q10

•

Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items improved to US$0.09 compared to a loss per ADS of US$0.01 in 1Q10

Business Highlights

•	Increased total unit shipments 12% sequentially and 72% year-over-year to approximately 94 million units

•	Increased storage controller unit shipments 16% sequentially and 71% year-over-year

•	Increased our SSD and embedded controller shipments 25% sequentially and almost 350% compared with 2Q09 to account for nearly 10% of our total revenue

•	Increased our shipment of 3-bits per cell controllers by almost 130% sequentially to account for approximately 30% of our controller shipments

•	Significant design win with Samsung for OEM SD and microSD card business

•	Became sole supplier to a leading Japanese OEM for Memory Stick and UFD products

•	Several new design wins for our T-DMB mobile TV solution for Android smartphones

Taipei, Taiwan, July 30, 2010 – Silicon Motion Technology Corporation (NasdaqGS: SIMO; the “Company”) today announced its second quarter of 2010 financial results. For the second quarter of 2010, net sales increased 25% quarter-over-quarter to US$32.5 million. Net income (GAAP) for the second quarter improved quarter-over-quarter to US$2.2 million or US$0.07 per diluted ADS from a GAAP net loss of US$2.2 million or US$0.08 per diluted ADS in the first quarter of 2010.

Net income excluding stock-based compensation, acquisition-related charges, foreign exchange gain, and other items increased in the second quarter to US$2.9 million or US$0.09 per diluted ADS compared with a net loss in the first quarter of US$0.2 million or US$0.01 per diluted ADS in the first quarter of 2010.

Second Quarter 2010 Financial Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are delighted to report another stellar quarter for Silicon Motion with revenue growing 25% sequentially and 60% compared with the second quarter 2009. We are proud that the strong revenue growth combined with a higher gross margin resulted in our first quarter of both non-GAAP and GAAP net income since 2008. The increasing availability of NAND flash in the second quarter drove strong sequential revenue growth for our business.

Our mobile storage business posted its fourth consecutive quarter of growth with revenues increasing 31% sequentially and over 100% compared to the second quarter 2009. This was driven by strong sequential unit growth of 16% and sequential average selling price (ASP) increase of 13%. ASPs increased primarily because of increased shipments of high value-added 3-bits per cell TLC controllers, as well as SSD and embedded flash controllers. Our TLC controllers are now shipping for 40nm and 30nm NAND flash, supporting primarily Samsung, SanDisk, and Toshiba products. In the third quarter, we will begin shipping our TLC and 2-bits per cell MLC controllers for 20nm NAND flash. TLC controllers now account for 25% of our total controller sales, up over 160% sequentially. We believe that the investments we have made in developing industry-leading controller technology have allowed us to capture a large share of the TLC controller market as it ramped and position us well for the upcoming 20nm NAND flash market. Our SSD and embedded controllers shipments continue to deliver strong results by growing 25% sequentially and nearly 350% compared with the second quarter 2009, and again account for nearly 10% of our total revenue.

Our mobile communications business was weaker than expected in the second quarter due to decreased shipments of CDMA transceivers. In contrast, our mobile TV products continued to grow, led by a three fold increase in T-DMB sales to the Korea market. Sales of CMMB to China and ISDB-T to Brazil once again exceed T-DMB sales to Korea, as mobile TV continues its expansion in new markets.”

Sales

Net sales in the first quarter were US$32.5 million, an increase of 25% compared with the previous quarter. This quarter, mobile storage products accounted for 68% of net sales, mobile communications 16% of net sales, multimedia SoCs 12% of net sales, and others 4% of net sales.

Net sales of mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, increased 31% from the first quarter of 2010 to US$22.1 million this quarter.

Net sales of mobile communication products, which primarily include mobile TV IC solutions and CDMA transceivers, decreased 13% from the first quarter of 2010 to US$5.3 million this quarter.

Net sales of multimedia SoC products, which are primarily embedded graphics processors, increased 31% from the first quarter of 2010 to US$4.1 million this quarter.

Gross and Operating Margins

Gross margin excluding stock-based compensation was 47.7% compared with 47.1% in the first quarter. GAAP gross margin increased to 47.5% from 47.0% in the first quarter.

Operating expenses excluding stock-based compensation, acquisition-related charges, and other items were US$13.0 million, which was higher than the US$12.0 million reported for the first quarter. Research and development expenditures, excluding stock-based compensation, were US$8.0 million, which was higher than the US$7.0 million in the previous quarter. Selling and marketing expenses excluding stock-based compensation were US$2.9 million, which was higher than the US$2.7 million from the previous quarter. General and administrative expenses excluding stock-based compensation and litigation expenses were US$2.1 million, a decrease from the US$2.3 million reported in the previous quarter. Stock-based compensation was US$1.5 million in the second quarter, which is higher than the US$1.1 million in the first quarter. Acquisition-related charges were US$0.5 million, unchanged from the first quarter. Litigation expenses were less than US$0.1 million in the second quarter, similar to the previous quarter. We also recorded a significant one-time gain of US$1.4 million from the settlement of litigation with ASE.

Operating margin excluding stock-based compensation, acquisition-related charges, and other items was 7.6%, an increase from 0.9% in the previous quarter. GAAP operating margin was 5.3%, an increase from negative 5.7% in the first quarter.

Other Income and Expenses

Net total other income excluding net foreign exchange gain or loss, and other items was US$0.1 million, an improvement from a net loss of US$0.05 million in the first quarter. GAAP net total other income was US$0.2 million compared with a net loss of US$0.3 million in the first quarter.

Earnings

Net income excluding stock-based compensation, acquisition-related charges, net foreign exchange gain or loss, and other items was US$2.9 million this quarter, an improvement from the loss of US$0.2 million in the first quarter. Diluted earnings per ADS excluding stock-based compensation, acquisition-related charges, net foreign exchange gain (loss), and other items was US$0.09, an improvement from the loss per ADS of US$0.01 in the previous quarter.

GAAP net income was US$2.2 million, an improvement from the net loss of US$2.2 million in the first quarter of 2010. Diluted GAAP earnings per ADS were US$0.07, an improvement from a loss per ADS of US$0.08 in the previous quarter.

Balance Sheet

Cash, cash equivalents, and short-term investments increased to US$64.5 million from US$61.0 million at the end of the first quarter of 2010.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2010

(In US$ millions)
Net income	2.2
Depreciation & amortization	1.7
Changes in operating assets and liabilities	1.0
Others	2.0

Net cash provided by (used in) operating activities	6.9

Acquisition of property and equipment	(1.2)
Others	(1.2)
Net cash provided by (used in) investing activities	(2.4)

Others	—
Net cash provided by (used in) financing activities	—

Effects of changes in foreign currency exchange rates on cash	(0.1)

Net increase in cash and cash equivalents	4.4

Pro-forma adjustment for foreign exchange translation	(0.5)

Pro-forma net increase in cash and cash equivalents	3.9

During the second quarter of 2010, we spent US$1.2 million in capital expenditures primarily relating to the purchase of software and design tools. There were no shares repurchased in the second quarter.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Silicon Motion delivered solid growth in the first half of 2010 and we continue to believe that this is a year of gradual recovery for our company. We believe we are well positioned to deliver sequential growth for the balance of 2010 and expect our continued growth to be supported by the expanding output of TLC NAND flash and the introduction of 20nm MLC NAND flash. We also expect our mobile TV business to continue growing in the second half of 2010 as this market expands further.”

For the third quarter of 2010, management expects:

•	Revenue to be up 5% to 10% sequentially

•	Gross margin excluding stock-based compensation to be in the 46% to 48% range

•	Operating expenses excluding stock-based compensation, acquisition-related charges, and other items of approximately US$12 to US$14 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00am Eastern Time on July 30, 2010.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

PRE-REGISTRATION:

https://www.theconferencingservice.com/prereg/key.process?key=PDCLG7JFC

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 888 680 0893

USA (Toll): 1 617 213 4859

Taiwan (Toll Free): 0080 144 4360

Participant Passcode: 3505 5184

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 888 286 8010

USA (Toll): 1 617 801 6888

Participant Passcode: 3224 5023

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

–	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. We consider litigation to be an unusual, non-recurring activity that does not occur regularly in the normal course of our business and therefore exclude these types of charges when presenting non-GAAP financial measures.

Gain from settlement of litigation relates to the one-time payment in connection with a favorable settlement of certain litigation with ASE.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments which were made before 2007 to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excludes losses (and gains) from the investments when presenting non-GAAP financial measures.

Foreign exchange gains and losses consists of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Jun. 30, 2009 (NT$)	Mar. 31, 2010 (NT$)	Jun. 30, 2010 (NT$)	Jun. 30, 2009 (US$)	Mar. 31, 2010 (US$)	Jun. 30, 2010 (US$)
Net Sales	673,625	830,773	1,035,398	20,314	26,002	32,488
Cost of sales	350,159	440,273	543,452	10,560	13,780	17,052

Gross profit	323,466	390,500	491,946	9,754	12,222	15,436

Operating expenses
Research & development	264,026	239,709	280,579	7,962	7,502	8,804
Sales & marketing	87,984	98,934	103,705	2,653	3,097	3,254
General & administrative	89,528	81,980	79,219	2,700	2,566	2,486
Amortization of intangibles assets	48,081	17,296	17,316	1,450	541	543
Gain from settlement of litigation	—	—	(43,500)	—	—	(1,365)

Operating income (loss)	(166,153)	(47,419)	54,627	(5,011)	(1,484)	1,714

Non-operating income (expense)

Gain on sale of investments	44	11	5	1	—	—
Interest income, net	5,220	2,514	2,264	157	79	71
Impairment of long-term investments	—	(2,301)	(4,100)	—	(72)	(129)
Foreign exchange gain (loss),net	(115,396)	(6,480)	7,077	(3,480)	(203)	222

Others, net	(1,987)	(4,054)	967	(59)	(127)	31

Subtotal	(112,119)	(10,310)	6,213	(3,381)	(323)	195

Income (loss) before income tax	(278,272)	(57,729)	60,840	(8,392)	(1,807)	1,909
Income tax expense (benefit)	(73,723)	12,122	(10,835)	(2,223)	379	(340)

Net income (loss)	(204,549)	(69,851)	71,675	(6,169)	(2,186)	2,249

Basic earnings (loss) per ADS	$(7.38)	$(2.45)	$2.45	$(0.22)	$(0.08)	$0.08
Diluted earnings (loss) per ADS	$(7.38)	$(2.45)	$2.36	$(0.22)	$(0.08)	$0.07

Margin Analysis:
Gross margin	48.0%	47.0%	47.5%	48.0%	47.0%	47.5%
Operating margin	(24.7)%	(5.7)%	5.3%	(24.7)%	(5.7)%	5.3%
Net margin	(30.4)%	(8.4)%	6.9%	(30.4)%	(8.4)%	6.9%

Additional Data:
Weighted avg. ADS equivalents[1]	27,728	28,457	29,224	27,728	28,457	29,224
Diluted ADS equivalents	27,728	28,457	30,313	27,728	28,457	30,313

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per share data, unaudited)

	For the Three Months Ended
	Jun. 30, 2009 (NT$)	Mar. 31, 2010 (NT$)	Jun. 30, 2010 (NT$)	Jun. 30, 2009 (US$)	Mar. 31, 2010 (US$)	Jun. 30, 2010 (US$)
GAAP net income (loss)	(204,549)	(69,851)	71,675	(6,169)	(2,186)	2,249

Stock-based compensation:
Cost of sales	3,406	789	1,551	103	25	49
Research and development	38,953	14,597	26,651	1,175	457	836
Sales and marketing	9,907	12,818	10,014	299	401	314
General and administrative	19,134	7,353	9,388	577	230	295

Total stock-based compensation	71,400	35,557	47,604	2,154	1,113	1,494

Acquisition related charges:
Amortization of intangible assets	48,081	17,296	17,316	1,450	541	543
Litigation expenses	1,538	2,162	2,543	46	68	80
Gain from settlement of litigation	—	—	(43,500)	—	—	(1,365)
Foreign exchange loss (gain),net	115,396	6,480	(7,077)	3,480	203	(222)
Impairment of long-term investments	—	2,301	4,100	—	72	129

Non-GAAP net income (loss)	31,866	(6,055)	92,661	961	(189)	2,908

Shares used in computing non-GAAP basic earnings per ADS	27,728	28,457	29,224	27,728	28,457	29,224

Shares used in computing non-GAAP diluted earnings per ADS	30,710	28,457	32,027	30,710	28,457	32,027

Non-GAAP basic earnings (loss) per ADS	$1.15	$(0.21)	$3.17	$0.03	$(0.01)	0.10

Non-GAAP diluted earnings (loss) per ADS	$1.04	$(0.21)	$2.89	$0.03	$(0.01)	0.09

Non-GAAP gross margin	48.5%	47.1%	47.7%	48.5%	47.1%	47.7%
Non-GAAP operating margin	(6.7)%	0.9%	7.6%	(6.7)%	0.9%	7.6%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data)

(unaudited)

	For the Six Months Ended
	Jun. 30, 2009 (NT$)	Jun. 30, 2010 (NT$)	Jun. 30, 2009 (US$)	Jun. 30, 2010 (US$)
Net Sales	1,405,649	1,866,171	41,872	58,479
Cost of sales	761,321	983,725	22,679	30,826

Gross profit	644,328	882,446	19,193	27,653
Operating expenses
Research & development	483,675	520,288	14,408	16,304
Sales & marketing	167,724	202,639	4,996	6,350
General & administrative	185,476	161,199	5,525	5,051
Amortization of intangible assets	95,959	34,612	2,858	1,085
Gain from settlement of litigation	—	(43,500)	—	(1,363)

Operating income (loss)	(288,506)	7,208	(8,594)	226

Non-operating expense (income)
Gain on sale of investments	201	15	6	—
Interest income, net	10,737	4,779	319	149
Foreign exchange gain (loss),net	(28,963)	597	(863)	19
Impairment of long-term investments	—	(6,401)	—	(201)
Others, net	(2,135)	(3,087)	(63)	(96)

Subtotal	(20,160)	(4,097)	(601)	(129)

Income (loss) before income tax	(308,666)	3,111	(9,195)	97
Income tax expense (benefit)	(56,288)	1,287	(1,677)	40

Net income (loss)	(252,378)	1,824	(7,518)	57

Basic earnings (loss) per ADS	$(9.16)	$0.06	$(0.27)	$0.00

Diluted earnings (loss) per ADS	$(9.16)	$0.06	$(0.27)	$0.00

Margin Analysis:
Gross margin	45.8%	47.3%	45.8%	47.3%
Operating margin	(20.5)%	0.4%	(20.5)%	0.4%

Weighted average ADS:
Basic	27,541	28,841	27,541	28,841
Diluted	27,541	29,877	27,541	29,877

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2009 (NT$)	Jun. 30, 2010 (NT$)	Jun. 30, 2009 (US$)	Jun. 30, 2010 (US$)
GAAP net income (loss)	(252,378)	1,824	(7,518)	57

Stock-based compensation:
Cost of sales	5,524	2,340	165	73
Research and development	67,006	41,249	1,996	1,292
Sales and marketing	21,177	22,832	631	716
General and administrative	34,239	16,740	1,020	525

Total stock-based compensation	127,946	83,161	3,812	2,606

Acquisition related charges:
Amortization of intangible assets	95,959	34,612	2,858	1,085
Litigation expenses	2,828	4,705	84	147
Gain from settlement of litigation	—	(43,500)	—	(1,363)
Impairment of long-term investments	—	6,401	—	201

Foreign exchange loss (gain), net	28,963	(597)	863	(19)

Non-GAAP net income	3,318	86,606	99	2,714

Weighted avg. ADS (non-GAAP):
Basic	27,541	28,841	27,541	28,841

Diluted	29,781	31,705	29,781	31,705

Non-GAAP basic earnings per ADS	$0.12	$3.00	$0.00	$0.09

Non-GAAP diluted earnings per ADS	$0.11	$2.73	$0.00	$0.09

Non-GAAP gross margin	46.2%	47.4%	46.2%	47.4%
Non-GAAP operating margin	(4.4)%	4.6%	(4.4)%	4.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands)

(unaudited)

	Jun. 30, 2009 (NT$)	Mar. 31, 2010 (NT$)	Jun. 30, 2010 (NT$)	Jun. 30, 2009 (US$)	Mar. 31, 2010 (US$)	Jun. 30, 2010 (US$)
Cash and cash equivalents	1,955,309	1,917,257	2,058,362	59,306	60,291	64,183
Short-term investments	45,136	21,163	11,175	1,369	666	348
Accounts receivable (net)	569,107	453,864	625,707	17,261	14,272	19,511
Inventories	473,453	388,573	377,340	14,360	12,219	11,766
Refundable deposits – current	81,376	95,797	138,800	2,468	3,012	4,328
Deferred income tax assets (net)	48,226	9,522	4,417	1,463	299	138
Prepaid expenses and other current assets	151,904	136,734	132,503	4,607	4,301	4,132

Total current assets	3,324,511	3,022,910	3,348,304	100,834	95,060	104,406

Long-term investments	50,371	13,366	6,271	1,528	420	196
Property and equipment (net)	875,680	760,875	760,698	26,560	23,927	23,720
Goodwill and intangible assets(net)	2,544,420	1,243,844	1,226,527	77,174	39,115	38,245
Other assets	288,471	259,032	249,776	8,750	8,146	7,788

Total assets	7,083,453	5,300,027	5,591,576	214,846	166,668	174,355

Accounts payable	276,453	266,527	443,066	8,385	8,381	13,816
Income tax payable	147,029	38,662	22,925	4,459	1,216	715
Accrued expenses and other current liabilities	372,025	381,532	419,659	11,284	11,998	13,085

Total current liabilities	795,507	686,721	885,650	24,128	21,595	27,616
Other liabilities	107,314	124,365	100,324	3,256	3,911	3,128

Total liabilities	902,821	811,086	985,974	27,384	25,506	30,744
Shareholders’ equity	6,180,632	4,488,941	4,605,602	187,462	141,162	143,611

Total liabilities & shareholders’ equity	7,083,453	5,300,027	5,591,576	214,846	166,668	174,355

Note: The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the income statement have been translated from New Taiwan dollars, using an average exchange rate of NT$33.16 to US$1 for 2Q09, NT$31.95 to US$1 for 1Q10, and NT$31.87 to US$1 for 2Q10 based on the average of the historical exchange rates reported by the Oanda Corporation. Amounts from the balance sheet have been translated using the ending exchange rate for the period. The exchange rate was NT$32.97 to US$1 at the end of 2Q09, NT$31.80 to US$1 at the end of 1Q10 and NT$32.07 to US$1 at the end of 2Q10.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have three major product lines: mobile storage, mobile communications, and multimedia SoCs. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of mobile TV IC solutions and CDMA RF ICs. Our multimedia SoCs business is composed primarily of embedded graphics processors.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter 2010 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 25, 2010. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com